CUSIP No.	50213V109	Schedule 13G/A	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LRAD Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

50213V109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50213V109	Schedule 13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,773,795
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,773,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,773,795 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.	50213V109	Schedule 13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,773,795
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,773,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,773,795 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	50213V109	Schedule 13G	Page 4 of 7 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,773,795
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,773,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,773,795 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	50213V109	Schedule 13G	Page 5 of 7 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 12, 2014 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.00001 per share, (the “Common Stock”) of LRAD Corp., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

CUSIP No.	50213V109	Schedule 13G	Page 6 of 7 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,773,795 shares of Common Stock, which represents 1,385,029 shares of Common Stock and 388,766 shares of Common Stock which are issuable upon exercise of a warrant to purchase Common Stock (the “Warrant”) held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), and such shares of Common Stock represent beneficial ownership of approximately 5.3% of the Common Stock, based on (1) 33,243,156 shares of Common Stock issued and outstanding as af January 29, 2015 as reported in the Form 10-Q filed by the Issuer on February 5, 2015, plus (2) 388,766 shares of Common Stock issuable upon exercise of the Warrant.

(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,773,795

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,773,795.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	50213V109	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe